Exhibit 3.1

Section 1.    GENERAL POWERS; QUALIFICATIONS; TRUSTEES HOLDING OVER. The business and affairs of the Trust shall be managed under the direction of its Board of Trustees. A Trustee shall be an individual at least 21 years of age who is not under legal disability. In case of failure to elect Trustees at an annual meeting of the shareholders, the Trustees holding over shall continue to direct the management of the business and affairs of the Trust until their successors are elected and qualify. At no time shall there be less than a majority of Trustees on the Board of Trustees that fail to satisfy the definitions for independence as established from time to time in the Securities Exchange Act of 1934, the New York Stock Exchange’s Listed Company Manual and other laws, rules and regulations applicable to the Trust from time to time.